SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated August 14, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1334344	August 13, 2009

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	11:01 13-Aug-2009
Number	HUG1334344

Holding(s) in Company

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Elementis Group plc

2 Reason for the notification (please tick the appropriate box or boxes):		
An acquisition or disposal of voting rights		X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments		
An event changing the breakdown of voting rights		
Other (please specify):		

3. Full name of person(s) subject to the notification obligation:	Lloyds Banking Group plc
4. Full name of shareholder(s) (if different from 3.):	See Section 9
5. Date of the transaction and date on which the threshold is crossed or reached:	11 August 2009
6. Date on which issuer notified:	12 August 2009
7. Threshold(s) that is/are crossed or reached:	Direct/Indirect Decrease to below 9%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord.5p ISIN GB0002418548	35,432,530	35,432,530	705,019	705,019	39,156,677	0.157%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be	% of voting rights

			acquired if the instrument is exercised/ converted.		
N/A					

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
39,861,696	8.897%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

32,618,168 Shares (7.280%) are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds Banking Group plc (Indirect Interests).

6,705,162 shares (1.497%) are under the control of Insight Investment Management (Global) Limited, a wholly owned subsidiary of Insight Investment Management Limited, a wholly owned subsidiary of HBOS Insurance & Investment Group Limited, a wholly owned subsidiary of HBOS plc, a wholly owned subsidiary of Lloyds

Banking Group plc (Indirect Interests).	

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 448,022,799
14. Contact name:	Kenny Melville
15. Contact telephone number:	0131 243 8671

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

13 August 2009

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